
02004930

SEC[illegible]S[illegible]E COMMISSION
[illegible]0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43949


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Empire Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 W. State Road 434
(No. and Street)

Longwood, FL 32750
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Gagne 407-774-1300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.
(Name — *if individual, state last, first, middle name*)

2691 E. Oakland Park Blv., Suite 302, Ft. Lauderdale, FL 33306
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Gagne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Financial Group, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


DEANNA SINGLETON
MY COMMISSION # CC 952946
EXPIRES: July 4, 2004
Bonded Thru Notary Public Underwriters

Signature

PRES
Title

2/28/02
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001
and
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission	12
Information Relating to the Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3	13
Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5	14



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors
Empire Financial Group, Inc.

We have audited the accompanying statement of financial condition of Empire Financial Group, Inc. a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2001, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

February 1, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,081,092
Commissions and other receivables from clearing brokers	357,145
Deposits at clearing organizations	125,237
Due from related party	731,436
Furniture and equipment, net of accumulated depreciation of $58,992	60,930
Other assets	136,491
Total assets	$ 2,492,331

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 350,655
Accrued expenses and other liabilities	513,871
Deferred revenue	500,000
Due to related party	208,667
Total liabilities	1,573,193
Stockholder's equity:	
Voting common stock, par value $10.00 per share; 1,000 shares authorized, issued and outstanding	10,000
Non-voting common stock, par value $.001 per share; authorized 500,000 shares; 200,000 shares issued and outstanding	200
Additional paid-in capital	242,335
Retained earnings	666,603
Total stockholder's equity	919,138
Total liabilities and stockholder's equity	$ 2,492,331

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions and fees	$ 9,550,123
Order flow	28,920
Interest	827,858
Other	180,107
Total revenue	10,587,008
Expenses:	
Commissions and clearing costs	3,222,671
Employee compensation	4,856,339
Communications and data processing	188,810
Advertising	292,786
General and administrative	1,207,962
Interest	6,912
Total expenses	9,775,480
Net income	$ 811,528

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Voting Common stock		Non-voting common stock		Additional paid-in	Retained	
	Shares	Amount	Shares	Amount	Capital	earnings	Total
Balance, January 1, 2001	1,000	$ 10,000	200,000	$ 200	$ 242,335	$ 705,075	$ 957,610
Net income	-	-	-	-	-	811,528	811,528
Stockholder distributions	-	-	-	-	-	(850,000)	(850,000)
Balance, December 31, 2001	1,000	$ 10,000	200,000	$ 200	$ 242,335	$ 666,603	$ 919,138

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 811,528
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on disposal of equipment and software	35,165
Depreciation and amortization	56,455
Change in assets and liabilities:	
Decrease (increase) in:	
Clearing receivables	982,669
Related party receivables	(731,436)
Other current assets	(108,939)
Deposits	71,908
(Decrease) increase in:	
Commissions payable	(7,620)
Accounts payable and accrued expenses	(170,016)
Deferred revenue	500,000
Payable to parent and affiliates	163,412
Cash flows provided by operating activities	1,603,126
Cash flows from investing activities:	
Disposal of property and equipment	(6,038)
Cash flows used by investing activities	(6,038)
Cash flows from financing activities:	
Distributions to shareholders	(850,000)
Cash flows used by financing activities	(850,000)
Net increase in cash and cash equivalents	747,088
Cash and cash equivalents, beginning of year	334,004
Cash and cash equivalents, end of year	$ 1,081,092
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 6,912

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. BUSINESS

Empire Financial Group, Inc. (the "Company"), a wholly-owned subsidiary of Empire Financial Holding Company (the "Parent"), was incorporated in Florida on August 20, 1990. The Company is a securities broker dealer and investment advisor registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All securities transactions are cleared through clearing broker dealers on a fully-disclosed basis. During the year ended December 31, 2001, the Company formed a division named Empire Capital Management. The Company's main office is in Longwood, Florida and it maintains 20 branch offices in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment are provided utilizing the double declining balance method over the estimated useful lives of the related assets. The Company recorded losses on the disposal of furniture and equipment of $35,165 for the year ended December 31, 2002, which was recorded in general and administrative expenses in the statement of income.

Impairment accounting - The Company evaluates the recoverability of its property and equipment and intangible assets in accordance with Statement of Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets, including goodwill and other intangible assets, in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values.

Securities transactions – Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Deferred revenue – The Company defers commission revenue on annuity contracts when the issuer has a right to charge back commissions should the annuity owner surrender the contract. Commission revenue is recorded when charge back provisions expire.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company, with the consent of its stockholder has elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders of the parent. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

3. CLEARING AGREEMENTS

The Company has clearing agreements with three unaffiliated clearing brokers and one related party clearing broker. Under these agreements, the clearing brokers provide the Company execution and clearing services on a fully-disclosed basis. The Company was required to maintain total deposits of approximately $125,000 at December 31, 2001 with two unaffiliated clearing brokers. The deposits are included in deposits at clearing organizations in the statements of financial condition.

The Company has an interest sharing arrangement with its clearing brokers in which the Company shares in margin interest earned on customer debit balances at the clearing broker. The interest earned is included in interest revenues on the accompanying income statement.

4. PROPERTY AND EQUIPMENT

At December 31, 2001, property and equipment consists of the following:

		Estimated useful lives
Equipment	$ 61,450	5-7 years
Computers	48,279	5 years
Furniture and fixtures	10,193	7 years
	119,922	
Less accumulated depreciation	58,992	
	$ 60,930	

Depreciation expense charged to income was $56,455 in 2001.

5. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2001, the Company incurred approximately $321,300 in clearing charges for clearing services provided by an related company, Advantage Trading Group, Inc. ("Advantage"). At December 31, 2001, the Company had a payable to Advantage of approximately $208,700 for commissions and fees.

For the year ended December 31, 2001, the Company recorded approximately $8,000 in order flow rebates from Advantage. At December 31, 2001, the Company was owed approximately $400 for order flow rebates from Advantage.

For the year ended December 31, 2001, the Company recorded approximately $86,400 in interest sharing revenue from Advantage, which is included in interest revenue on the income statement.

In November 1999, the Company entered into a lease agreement for operating facilities with a corporation owned by two officers of the Company. The lease contains escalating rental payments and expires in May 2009. Rental expense is reflected on a straight-line basis over the term of the lease. During the year ended December 31, 2001, the officers deferred payment of rent by the Company. As a result, $138,156 was recorded as an accrued expense for the year ended December 31, 2001.

5. RELATED PARTY TRANSACTIONS (continued)

At December 31, 2001, future minimum annual lease payments, all of which relate to the operating facilities lease, were as follows:

2002	$ 125,651
2003	131,934
2004	138,531
2005	145,459
2006	152,730
Thereafter	400,325
	$ 1,094,630

6. COMMITMENTS AND CONTINGENCIES

The Company is a defendant or co-defendant in various lawsuits incidental to its retail brokerage services business. The Company is contesting the allegations of the complaints in these cases. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, management cannot state with certainty the eventual outcome of pending litigation or other claims. In the opinion of management, based on discussions with legal counsel, the outcome of the matters will not result in a material adverse affect on the financial position or results of operations of the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $330,491, which was $80,491 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 4.80 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

8. OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully-disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing Brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity qualified for net capital		$ 919,138
Deductions:		
Non-allowable assets:		
Receivables from brokers and dealers and clearing organizations	1,364	
Investment in and receivables from affiliates	389,860	
Furniture and equipment	60,932	
Other	136,491	
Total non-allowable assets		588,647
Net capital before haircuts on securities positions		330,491
Haircuts		-
Net capital		330,491
Calculation of net capital requirement:		
6 2/3% of aggregate indebtedness	108,053	
Minimum dollar net capital requirement of reporting broker	250,000	
Net capital requirement (greater of two minimum requirement amounts)		250,000
Net capital in excess of required minimum		$ 80,491
Excess net capital at 1000%		$ 121,689
Ratio of aggregate indebtedness to net capital		4.8 to 1

RECONCILIATION:

Net capital, of the December 31, 2001 unaudited Focus Report, as amended	$ 330,491
Net audit adjustments	-
Net capital, per December 31, 2001 audited report, as filed	$ 330,491

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2001

Empire Financial Group, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Empire Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Empire Financial Group, Inc. a wholly owned subsidiary of Empire Financial Holding Company, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.



February 1, 2002